United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs on estimates update

Rio de Janeiro, June 20th, 2024 – Vale S.A. (“Vale”) informs that it has updated its estimates for its Energy Transition Metal’s division and that these must be considered as such:

Energy Transition Metal’s Asset Review (“AR”) – Estimated total expenditure in the next 3 years¹ ²:

U$ million	2024-2026
Capacity run rate & reliability	US$ 650
Sudbury and Salobo	US$ 150
Exploration & Project development	US$ 350

¹ Includes costs, expenses, and capital expenditures. About 50% refers to CAPEX and 50% to one-off costs & expenses. Value in real terms. ² Current CAPEX guidance for Vale remains unchanged as per Vale guidance provided on Dec 5, 2023 (Vale Day 2023).

Estimated production volumes:

Year	2026 (baseline) [3]	2026 (after Asset Review early wins) [4]
Copper (kt)	375-410	+5%
Nickel (kt)	190-210	+10%

3As per Vale guidance provided on Dec 5, 2023 (Vale Day 2023).

4 Copper and Nickel production can reach 394-431 kt (+5% in relation to the 2026 baseline) and 209-231kt (+10% in relation to the 2026 baseline) , respectively, considering the following early wins (3 years): (i) implementation of the Asset Review initiatives, with total expenditure of US$ 800 million (capacity run rate & reliability and Sudbury and Salobo); and (ii) 30% productivity uplift in Sudbury.

All-in components (real terms):

Year	2026 (baseline) [6]	2026 (after Asset Review early wins) [7]
Copper All-in costs[5] (US$/t)	3,500-4,000	-10%
Nickel All-in costs[5] (US$/t)	11,500-13,500	-10%

5 Excluding sustaining investments. For Nickel, not considering the effects of PTVI's divestment.

6 As per Vale guidance provided on Dec 5, 2023 (Vale Day 2023).

7 Copper and Nickel All-in Costs could reach US$3,150-3,600/t (-10% in relation to the 2026 baseline) and US$10,350-12,150/t (-10% in relation to the 2026 baseline), respectively, considering the following early wins (3 years): (i) implementation of the initiatives of the Asset Review, with total expenditure of US$ 800 million (capacity run rate & reliability and Sudbury and Salobo); (ii) 30% productivity uplift and cost dilution in Sudbury; and (iii) 10% cost reduction in Salobo operations.

Estimated production capacity:

Year	Asset capacity pre-asset review (2026)	Asset potential (2028+)	Long term potential (2030+)
Copper (kt)[8]	~400	~500	~900
Nickel (kt)[9]	~210	~250	>300

8 Considering the Asset Review initiatives, Copper operations can reach production capacity of: (i) 400 ktpy by 2026, considering Salobo (~220 ktpy), Sossego (~80 ktpy), and Canadian operations (~100 ktpy); (ii) ~500 ktpy by 2028, considering an ~100 ktpy addition, in relation to 2026, coming from Salobo (+60 ktpy), Sossego (+15 kpty), and Canadian operations (+25 kpty); (iii) ~900 ktpy after 2030, considering the asset potential by 2028 and the additions from Hu’u (300-350 ktpy), Alemão (~60 ktpy), and North Hub (70-100 ktpy).

9 Considering the Asset Review initiatives, the Nickel operations can reach production capacity of: (i) ~210 ktpy by 2026, considering Sudbury (~60 ktpy), Thompson (~10 ktpy), Voisey’s Bay (~45 ktpy), Onça Puma (~40 ktpy), and PTVI (~55 ktpy); (ii) ~250 ktpy by 2028, considering a ~40 ktpy addition, in relation to 2026, coming from Sudbury (+25 ktpy) and Voisey’s Bay (+15 ktpy); (iii) >300 ktpy after 2030, considering the asset potential by 2028 and the additions from Indonesia JV’s (~20 ktpy) and Ultramafics in Thompson (~40 ktpy).

Energy Transition Metal’s Asset Review (“AR”) – Estimated incremental EBITDA, total expenditure, and additional value creation:

	Early wins (up to 2026)	Deliver asset potential (2028+)
EBITDA[10]	~US$ 400 million	~US$ 1.3 billion
Total expenditure [11]	~US$ 800 million	~US$ 3.3 billion
Value creation[12]	~US$ 2 billion	~US$ 6 billion

10 Refers to incremental EBITDA for the business considering the implementation of asset review initiatives. Nickel price of $18,000/t; copper price of $8,500/t; copper TC/RC discount of US$ 500/t of payable copper. For every US$ 1,000/t variation in nickel price, Δ EBITDA varies by ~US$ 40 million; for every US$ 1,000/t variation in copper price, Δ EBITDA varies by ~US$ 100 million.

11 Includes CAPEX and one-off costs.

12 Considering an average industry multiple reference of 7.The additional value creation is achieved by multiplying the EBITDA figures per 7 (industry multiple) and discounting the total expenditure.

All other guidances remain unchanged. Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Resolution CVM nº 80/2022.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: Pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 20, 2024		Director of Investor Relations